EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2011	2010	2011	2010
Earnings before income taxes	$1,941	$2,026	$6,024	$5,699
Fixed charges	151	142	432	430
Total earnings available for fixed charges	$2,092	$2,168	$6,456	$6,129

Fixed Charges:
Interest expense	$129	$119	$366	$363
Interest component of rental payments	22	23	66	67
Total fixed charges	$151	$142	$432	$430
Ratio of earnings to fixed charges	13.9	15.3	14.9	14.3

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.